Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

December 3, 2009

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2009

File No. 1-7628

Dear Ms. Cvrkel:

This is in response to the staff’s comment letter dated November 5, 2009, relating to our annual report on Form 20-F for the fiscal year ended March 31, 2009, and our response letter dated October 6, 2009. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment #1

Item5. Operating and Financial Review and Prospects, page 27

Fiscal Year 2009 Compared with Fiscal Year 2008, page 28

Financial Services Business, page 36

1. We note from your response to prior comment 3 that as a result of your United States operations ceasing to purchase residual value insurance, your leases no longer qualify for classification as direct financing leases. Please note that under paragraph 8a of SFAS 13, a lessor shall not be precluded from classifying a lease as a direct financing lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables. Therefore, although the insurance previously purchased provided more stability with regard to collectability, not having the insurance does not automatically terminate accounting for the leases as direct financing leases. Please provide us with further analysis under paragraph 6.b.ii and 7 and 8 of SFAS 13 as to why such leases no longer qualify for direct financing lease accounting. Your response should include a detailed analysis which supports your conclusions. We may have further comment upon receipt of your response.

Ms. Linda Cvrkel

Response:

All leases acquired in the United States prior to October 21, 2006, as well as all leases acquired to date in Canada continue to be covered by residual value insurance and continue to be classified as direct financing leases. In the United States, we elected to cease purchasing residual value insurance on leases acquired on or after October 21, 2006. We concluded that leases without residual value insurance do not qualify to be classified as direct financing leases. Therefore, we classify those leases as operating leases.

The reason leases without residual value insurance coverage are classified as operating leases is not because we concluded that they do not meet the criteria under paragraph 8a of SFAS 13. The fact that these leases do not have insurance coverage does not impact our assessment of the collectibility of the minimum lease payments. The reason these leases are classified as operating leases is because without the residual value insurance, none of the four criteria under paragraph 7 of SFAS 13 are met.

In order for a lease to qualify for direct financing lease classification from the standpoint of a lessor, paragraph 6.b.ii of SFAS 13 states that one or more of the criteria under paragraph 7 and both criteria under paragraph 8 of SFAS 13 must be met.

Our analysis of the criteria under paragraph 7 of SFAS 13 is as follows:

a)	The lease transfers ownership of the property to the lessee by the end of the lease term.

Company’s Analysis

Since the leases are closed-end lease agreements, lessees have the option, but not the obligation to purchase the lease vehicle at the end of the lease term. Ownership of the lease vehicles does not automatically transfer to the lessees at the end of the lease term. Therefore this criterion is not met.

b)	The lease contains a bargain purchase option.

Company’s Analysis

Lessees have the option to purchase the leased vehicles for the contractual residual values at the end of their lease terms. This option is not considered to be a bargain purchase option because exercise of this option is not reasonably assured. The contractual residual values are not established at an amount below the expected fair values of the leased vehicles. Therefore this criterion is not met.

c)	The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

Company’s Analysis

Lease terms are generally from two to five years. With normal repairs and maintenance, it is reasonable to assume that the total estimated economic life of our leased vehicles would be greater than 10 years. The lease terms are below the 75 percent of economic life threshold. Therefore this criterion is not met.

Ms. Linda Cvrkel

d)	The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease. A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate, unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s incremental borrowing rate. If both of those conditions are met, the lessee shall use the implicit rate.

Company’s Analysis

In accordance with paragraph 5.j of SFAS 13, the minimum lease payments included in the 90 percent test is comprised of (1) the monthly minimum rental payments called for by the lease over the lease term and (2) any guarantee of the residual value by a third party unrelated to either the lessee or the lessor. Since the lessees are not obligated to purchase the leased vehicle and the purchase option is not considered to be a bargain purchase option, the unguaranteed contractual residual value can not be included in the minimum lease payments for the purposes of the 90 percent test.

For leases with residual value insurance coverage, the insured portion of the contractual residual values is included in the minimum lease payments when performing the 90 percent test. Since the insurance provider is unrelated to either the lessees or the Company, this guarantee should be included in the minimum lease payments in accordance with paragraph 5.j.ii of SFAS 13. The amount of insurance coverage was specifically established to meet the 90 percent test. Therefore, leases with residual value insurance coverage do meet this criterion.

For leases without residual value insurance coverage, the only amounts included in the 90 percent test are the monthly minimum rental payments called for by the lease over the lease term. No other amounts qualify to be included in the minimum lease payments. Leases without residual value insurance coverage fail the 90 percent test and therefore do not meet this criterion.

Leases with residual value insurance coverage meet the criteria under paragraph 7d of SFAS13 and qualify for direct financing lease classification. Leases without residual value insurance coverage do not meet any of the four criteria under paragraph 7 of SFAS 13 and must be classified as operating leases, regardless of whether the criteria under paragraph 8 of SFAS 13 are met.

Ms. Linda Cvrkel

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If you have any questions about this response letter, please contact, by fax or by e-mail, Kunio Endo, General Manager of Accounting Division (fax: 81-3-5412-1128; e-mail: kunio_endo@hm.honda.co.jp).

Very truly yours,

/s/ Yoichi Hojo
Yoichi Hojo
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

cc:	Heather Clark

Claire Erlanger

(Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

Gwen Snorteland

(Sullivan & Cromwell LLP)